SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

1 Angel Court,

London EC2R 7AG, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice of Annual General Meeting and explanation of business Prudential plc This document is important and requires your immediate attention. If you are in any doubt as to any aspect of the proposals in this document or to be held on 26 May 2022 the action you should take, you should seek your own advice from a stockbroker, solicitor, accountant, or other independent professional adviser. If you have sold or otherwise transferred all your shares in Prudential plc, please forward this document, but not the enclosed Form of Proxy, as soon as possible to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares. Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and the Singapore Exchange Securities Trading Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the HK Stock Code: 2378; SGX Stock Code: K6S contents of this document.

Dear Shareholder, I am pleased to write to you with details of this year’s Annual General Meeting (the ‘Meeting’) of Prudential plc (the ‘Company’), which will be held at 10.00am UK time (5.00pm Hong Kong/Singapore time) on Thursday, 26 May 2022 at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE. Shareholders will be able to join and participate in the Meeting in person or electronically via the Lumi service. A step-by-step guide on how to join the Meeting electronically, submit questions and vote can be found on pages 21 and 22. At the time of this Notice, there are no UK government restrictions that prevent us from meeting in person, however, to reduce the risk of spreading Covid-19, the QEII Centre has implemented various health and safety precautions which we ask all those attending the Meeting in person to comply with. At the date of this Notice, the venue requires that all guests submit to a temperature check on arrival. The venue recommends that guests wash their hands frequently and wear face masks in public spaces. These precautions are subject to change. We encourage all those attending the Meeting in person to monitor the precautions, which can be found at www.qeiicentre.london/#qeii Shareholder engagement and questions The Meeting is an important event in the Company’s corporate calendar and provides a valuable opportunity for shareholders to engage directly with the Board, whether in person or electronically, via the Lumi service. In addition to asking questions at the Meeting itself, shareholders may also submit questions in advance of the Meeting by email to secretariat@prudentialplc.com. If submitting questions by email, please include your shareholder reference number. We will consider all questions received and endeavour to provide answers during the Meeting where appropriate. Voting All shareholders are encouraged to vote either in advance or on the day of the Meeting. Votes can be cast: 1 in person, at the Meeting; 2 via the Lumi website (available on the day of the Meeting); This document, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confi rm that, to the best of their knowledge and belief, the information contained 3 via EQ’s Sharevote website; 4 by completing and returning a paper ‘Form of Proxy’; or 5 if you are an institutional investor, you may be able to appoint a proxy electronically via CREST or the Proxymity platform. As in previous years, I intend to call a poll on each resolution put to the Meeting. This will ensure that we are able to engage with the greatest number of shareholders by including the votes cast by shareholders who choose to vote ahead of the Meeting. Notice and Annual Report The formal Notice of Meeting (the ‘Notice’) together with the explanatory notes are set out on pages 3 to 16. This Notice is being provided to shareholders registered on the UK register or the Hong Kong register, and any person with shares of the Company standing to the credit of their securities account held with The Central Depository (Pte) Limited (‘CDP’) in Singapore. Should you wish to view the 2021 Annual Report or this Notice online they are available on our website at www.prudentialplc.com Dividend The Company pays all dividends as interim dividends. Interim dividends do not require shareholder approval and so no resolution on a dividend payment is included in the Notice. On 9 March 2022, the Company announced a dividend of 11.86 US cents per share. Shareholders on the UK and Hong Kong registers will continue to receive their dividend payments in pounds sterling or Hong Kong dollars respectively unless they have elected to receive US dollars. The dividend rate in pounds sterling and Hong Kong dollars will be announced on or around 28 April 2022. Details of the Company’s dividends, including currency election options and payment dates, can be found on our website at www.prudentialplc.com/en/investors/ shareholder-information/dividend/cash-dividend and on page 26. Recommendation The Directors consider that all the resolutions set out in this Notice to be put to the Meeting are in the best interests of the Company and its shareholders as a whole and unanimously recommend shareholders vote in favour of all the proposed resolutions. The Directors intend to vote, in respect of their own benefi cial holdings, in favour of all the proposed resolutions (with the exception of resolution 18, as in accordance with Rule 7.19A(1) of the Hong Kong Listing Rules (‘HKLR’), the Directors (excluding independent Non-executive Directors) and their respective associates will abstain from voting on resolution 18 for the reasons set out on page 12 of this Notice). Yours sincerely Shriti Vadera Chair 22 April 2022 in this document is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading. A Chinese translation of this document is available on request from Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. Prudential plc 02 Notice of Annual General Meeting 2022 prudentialplc.com

Notice of Annual General Meeting and explanatory notes Notice is hereby given that the 2022 Annual General Meeting of Prudential plc will be held on Thursday, 26 May 2022 at 10.00am UK time (5.00pm Hong Kong/Singapore time) at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE and simultaneously online, via the Lumi platform. Shareholders will be asked to consider and, if thought fit, pass the resolutions set out below. Resolutions 1 to 19 (inclusive) and resolution 22 will be proposed as ordinary resolutions; resolutions 20, 21, 23 and 24 will be proposed as special resolutions. For each ordinary resolution to be passed, more than half of the votes cast must be in favour of the resolution. For each special resolution to be passed, at least three-quarters of the votes cast must be in favour of the resolution. Annual report and accounts Resolution 1. To receive and consider the Accounts for the financial year ended 31 December 2021 together with the Strategic Report, Directors’ Remuneration Report, Directors’ Report and the Auditor’s Report on those Accounts (the ‘2021 Annual Report’). Explanatory notes The formal business of the Meeting will begin with a resolution to lay before shareholders the 2021 Annual Report. Shareholders will have the opportunity to put questions about the 2021 Annual Report and other business to be conducted at the Meeting to the Directors before this resolution is voted on. The 2021 Annual Report is available to view on the Company’s website www.prudentialplc.com Directors’ Remuneration Report Resolution 2. To approve the Directors’ Remuneration Report for the year ended 31 December 2021. Explanatory notes As in previous years, shareholders will have the opportunity to cast an advisory vote on the Directors’ Remuneration Report for the year ended 31 December 2021. The Directors’ Remuneration Report is set out in full on pages 194 to 233 of the 2021 Annual Report. The 2021 Annual Report is available to view on the Company’s website www.prudentialplc.com. The full version of the current Directors’ Remuneration Policy, approved by shareholders on 14 May 2020, is also available on the Company’s website www.prudentialplc.com Election and re-election of Directors Explanatory notes In accordance with Provision 18 of the UK Corporate Governance Code, all Directors will offer themselves for re-election or, in the case of George Sartorel, for election for the first time, except Anthony Nightingale and Alice Schroeder, who will both retire at the conclusion of the Meeting and not stand for re-election. The Board, supported by the work carried out by the Nomination & Governance Committee, is actively engaged in an ongoing cycle of succession planning to support the Company’s strategic objectives. All Directors standing for election or re-election are recommended by the Nomination & Governance Committee. All Directors in office during 2021 were subject to a formal and rigorous performance evaluation. The Board considers that each of the Directors continues to discharge their duties and responsibilities effectively, demonstrates commitment to their role, and continues to make a strong contribution to the work of the Board and to the long-term sustainable success of the Company. Each Director brings valuable skills and experience to the Board and its Committees, and their individual contribution to Prudential is detailed in their biographies. Information about the activities of the Nomination & Governance Committee in 2021 can be found in the Company’s 2021 Annual Report. The Board recommends that shareholders approve the election of George Sartorel and the re-election of all the Directors standing for re-election.

Notice of Annual General Meeting and explanatory notes / continued Election of Directors who joined the Board since the last Meeting Resolution 3. To elect George David Sartorel as a Director of the Company. Explanatory notes In accordance with the Company’s Articles of Association, George Sartorel, who joined the Board on 14 January 2022, will stand for election to the Board by shareholders. The Board recommends that shareholders approve the election of George Sartorel. Relevant skills and experience: George has considerable operational expertise in financial services, following a career spanning 40 years in the insurance industry including across the Asia Pacific region. From 2014 to 2019 he was the regional Chief Executive Officer of Allianz’s Asia Pacific business, having previously held a range of senior roles for Allianz including Chief Executive of Allianz Italy, Chief Executive of Allianz Turkey, global head of change programmes for the Allianz Group, general manager of Allianz Malaysia, Allianz Australia and New Zealand. He also previously sat on the Financial Advisory Panel of the Monetary Authority of Singapore from 2015 to 2019. George began his career at Manufacturers Mutual Insurance in Australia. Key current external appointments: Insurance Australia Group Limited Tenure: Appointed to the Board in January 2022 Independent: Yes Role: Non-executive Director Committee memberships: Nil Age: 64 Annual re-election of Directors Resolution 4. To re-elect Shriti Vinodkant Vadera as a Director of the Company. Relevant skills and experience: Shriti brings senior boardroom experience and leadership skills at complex organisations, including extensive experience in the financial services sector, with international operations and at the highest level of international negotiations between governments and in multilateral organisations. She contributes her wide-ranging and global experience in economics, public policy and strategy, as well as her deep understanding and insight into global and emerging markets and the macro-political and economic environment. Shriti was chair of Santander UK Group Holdings, the Senior Independent Director at BHP and a Non-executive Director of AstraZeneca. Between 2009 and 2014, she undertook a wide range of assignments, such as advising the South Korean Chair of the G20, two European countries on the Eurozone and banking crisis, the African Development Bank on infrastructure financing and a number of global investors and sovereign wealth funds on strategy and economic and market developments. From 2007 to 2009, Shriti was a Minister in the UK government, serving in the Cabinet Office, Business Department and International Development Department. She led on the UK government’s response to the global financial crisis and its Presidency of the G20. From 1999 to 2007, she was a member of HM Treasury’s Council of Economic Advisers. Shriti’s career began with 15 years in investment banking with SG Warburg/UBS, where she had a strong focus on emerging markets. Key current external appointments: Institute of International Finance Chair, The Royal Shakespeare Company Tenure: Appointed to the Board in May 2020. Appointed Chair in January 2021 Independent: On appointment Role: Chair of the Board Committee memberships: Nomination & Governance Committee (Chair) Age: 59 Prudential plc 04 Notice of Annual General Meeting 2022 prudentialplc.com

Resolution 5. To re-elect Jeremy David Bruce Anderson as a Director of the Company. Relevant skills and experience: Jeremy brings to the Board substantial leadership experience in the financial services sector across Asia. He has extensive technical audit and risk management skills and experience, particularly with regards to multinational companies. Jeremy was formerly the Chairman of Global Financial Services at KPMG International having previously been in charge of its UK Financial Services Practice and held roles including Head of Financial Services KPMG Europe, Head of Clients and Markets KPMG Europe and CEO of KPMG’s UK consulting business. Jeremy served as a member of the Group Management Board of Atos Origin and as Head of its UK operations. Jeremy also served on the board of the UK Commission for Employment and Skills. Key current external appointments: UBS Group AG/UBS AG (Audit Committee chair, senior independent director), The Productivity Group, The Kingham Hill Trust Tenure: Appointed to the Board in January 2020 Independent: Yes. When considering his independence, the Board took into account that both Jeremy and Jeanette Wong serve as non-executive directors of UBS Group AG. The Board has determined that this cross-directorship does not affect their independence, taking into account that neither holds an executive position at UBS, and neither is responsible for setting the remuneration of the other at UBS nor at Prudential. Based on their contributions to Board discussions to date, the Board is confident that both can be expected to continue to demonstrate objectivity and independence of judgement. Role: Non-executive Director Committee memberships: Risk Committee (Chair), Audit Committee Jeremy is also a member of the Responsibility & Sustainability Working Group. Age: 63 Resolution 6. To re-elect Mark Thomas FitzPatrick as a Director of the Company. Relevant skills and experience: Mark was appointed Interim Group Chief Executive Officer on 1 April 2022, having previously served as Group Chief Financial Officer since joining the Board in July 2017. Mark is also Chief Operating Officer, a position he has held since July 2019. Mark has a strong background across financial services, insurance and investment management, encompassing wide geographical experience relevant to the Group’s key markets. Mark previously worked at Deloitte for 26 years, building his industry focus on insurance and investment management globally. During this time, Mark was managing partner for Clients and Markets, a member of the Executive Committee and a member of the board of Deloitte UK. He was a vice chairman of Deloitte for four years, leading the CFO Programme and developing the CFO Transition labs. Mark previously led the Insurance & Investment Management audit practice and the insurance industry practice. Mark is also a Director of Prudential Services Limited and Pulse Ecosystems Pte. Ltd, which are wholly owned Prudential subsidiaries. Mark is co-Chair of the Prudential Diversity & Inclusion Council and the Chair of the Group ESG Committee. Key current external appointments: British Heart Foundation, Scottish Mortgage Investment Trust plc Tenure: Appointed to the Board in July 2017 Independent: No Role: Executive Director, Interim Group Chief Executive Committee memberships: Nil Age: 54 Prudential plc Notice of Annual General Meeting 2022 05

Notice of Annual General Meeting and explanatory notes / continued Resolution 7. To re-elect Chua Sock Koong as a Director of the Company. Relevant skills and experience: Sock Koong has more than 30 years’ experience in business leadership, operations, information technology and digitalisation throughout Asia. From 2007 to 2020, Sock Koong was Chief Executive Officer of Singapore Telecommunications Limited (Singtel), Asia’s leading communications technology group, having previously held a number of senior roles at the firm, including Treasurer, Chief Executive Officer International and Group Chief Financial Officer. Key current external appointments: Bharti Airtel Limited, Bharti Telecom Limited, Cap Vista Pte Ltd, Defence Science and Technology Agency, The Singapore Public Service Commission, The Singapore Council of Presidential Advisers, Royal Philips NV Tenure: Appointed to the Board in May 2021 Independent: Yes Role: Non-executive Director Committee memberships: Audit Committee, Remuneration Committee (Chair elect) Age: 64 Resolution 8. To re-elect David John Alexander Law as a Director of the Company. Relevant skills and experience: David has extensive technical knowledge and skills in audit, accounting and financial reporting matters and experience across the Group’s key markets, and across a number of industry sectors, particularly insurance. David is a chartered accountant and spent almost 33 years working with Price Waterhouse and PricewaterhouseCoopers (‘PwC’). During that time he was, among other things, the global leader of PwC’s insurance practice, a partner in the UK firm, and worked as the lead audit partner for multinational insurance companies. He also led PwC’s insurance and investment management assurance practice in London and the firm’s Scottish assurance division. After his retirement from PwC, David became a director and Chief Executive Officer of L&F Holdings Limited and its subsidiaries, which is the professional indemnity captive insurance group which serves the PwC network and its member firms. David retired from this role in June 2019. Key current external appointments: University of Edinburgh (Chair of Audit and Risk Committee; Membership of Exception Committee, Nominations Committee and Remuneration Committee) Tenure: Appointed to the Board in September 2015 Independent: Yes Role: Non-executive Director Committee memberships: Audit Committee (Chair), Risk Committee, Remuneration Committee Age: 62 Prudential plc 06 Notice of Annual General Meeting 2022 prudentialplc.com

Resolution 9. To re-elect Ming Lu as a Director of the Company. Relevant skills and experience: Ming has over 30 years’ experience of investing and developing businesses throughout the Asia Pacific region. Ming is the Head of Asia Pacific at KKR Asia Limited and is a Partner of Kohlberg Kravis Roberts & Co. L.P. He also serves as a member of the KKR Asian Private Equity Investment Committee, KKR Asian Portfolio Management Committee and KKR Investment, Management and Distribution Committee. Since 2018 he has played an important role in KKR’s Asia growth and expansion and has served as a member of the Asia Infrastructure Investment Committee and Asia Real Estate Investment Committee. Ming previously worked for CITIC, the largest direct investment firm in China, before moving to Kraft Foods International Inc.. He was president of Asia Pacific at Lucas Varity, and a partner at CCMP Capital Asia (formerly J.P. Morgan Partners Asia), where he was responsible for investment in the automotive, consumer and industrial sectors across a number of countries throughout Asia. Ming has also held directorships at Ma San Consumer Corporation, Mandala Energy Management Pte Ltd, Weststar Aviation Service Sdn Bhd and MMI Technologies Pte Ltd. Key current external appointments: KKR Asia Ltd, Goodpack Pte Ltd Tenure: Appointed to the Board in May 2021 Independent: Yes Role: Non-executive Director Committee memberships: Risk Committee, Nomination & Governance Committee Age: 64 Resolution 10. To re-elect Philip John Remnant as a Director of the Company. Relevant skills and experience: Philip is a chartered accountant and brings substantial advisory, regulatory and listed company experience to the Board, having worked in senior roles across the financial services sector, including asset management, in the UK and Europe. Philip was formerly a senior adviser at Credit Suisse and a Vice Chairman of Credit Suisse First Boston Europe and Head of its UK Investment Banking Department. He was twice seconded to the role of Director General of the Takeover Panel. Philip served on the board of Northern Rock plc and was Chairman of the Shareholder Executive. Philip also served on the board of UK Financial Investments Limited and was Chairman of The City of London Investment Trust plc and of M&G Group Limited. Key current external appointments: Severn Trent plc, Takeover Panel (deputy chair until 1 May 2022) Tenure: Appointed to the Board in January 2013 Independent: Yes. As set out on page 172 of the 2021 Annual Report, notwithstanding that Philip has exceeded nine years on the Board, the Board assessed his performance and was satisfied he remains independent in character and judgement. Given the significant transition that the Board is undergoing, and the average tenure of the Non-executive Directors of just over three years, the Board concluded that it would be in the best interests of the Company to retain Philip for an additional year. The Board will benefit from the stability and continuity of knowledge and experience, Philip’s deep knowledge and experience of UK corporate governance, and the valuable support that he is providing to the Chair in his role as Senior Independent Director. Role: Non-executive Director and Senior Independent Director Committee memberships: Audit Committee, Nomination & Governance Committee, Remuneration Committee Age: 67 Prudential plc Notice of Annual General Meeting 2022 07

Notice of Annual General Meeting and explanatory notes / continued Resolution 11. To re-elect James Stuart Turner as a Director of the Company. Relevant skills and experience: James is the Group Chief Financial Officer, having previously served as Group Chief Risk Officer since joining the Board in March 2018 and Group Compliance Officer since July 2019. Having held senior positions at Prudential for over a decade, James has a wide-ranging understanding of the business and draws on previous experience across internal audit, finance and compliance, as well as technical knowledge and skills, relevant to his role. James joined Prudential as the Director of Group-wide Internal Audit and was appointed Director of Group Finance in September 2015. James relocated to Hong Kong in August 2019. Key current external appointments: Nil Tenure: Appointed to the Board in March 2018 Independent: No Role: Executive Director, Group Chief Financial Officer Committee memberships: Nil Age: 52 Resolution 12. To re-elect Thomas Ros Watjen as a Director of the Company. Relevant skills and experience: Tom has experience across the insurance, asset management and financial services industries as well as experience with listed companies in the United Kingdom and the United States. Tom was formerly a director of Sun Trust Bank, an executive vice president and the chief financial officer of Provident Companies Inc. and, following Provident’s merger with Unum, president and chief executive officer of the renamed Unum Group. Tom started his career at Aetna Life and Casualty before joining Conning & Company, an investment and asset management provider, where he became a partner in the consulting and private capital areas. He joined Morgan Stanley in 1987, and became a managing director in its insurance practice. Key current external appointments: Arch Capital Group Limited, LocatorX, Inc Tenure: Appointed to the Board in July 2017 Independent: Yes Role: Non-executive Director Committee memberships: Nomination & Governance Committee, Remuneration Committee, Risk Committee Age: 67 Prudential plc 08 Notice of Annual General Meeting 2022 prudentialplc.com

Resolution 13. To re-elect Jeanette Kai Yuan Wong as a Director of the Company. Relevant skills and experience: Jeanette brings to the Board operational skills and experience in the financial services sector, following a career spanning more than 35 years across South-east Asia and the broader Asia Pacific region. From 2008 to 2019, she led DBS Group’s institutional banking business, where she was responsible for corporate banking, global transaction services, strategic advisory, and mergers and acquisitions. Prior to this, Jeanette was DBS Group’s Chief Administrative Officer then, from 2003 to 2008, the firm’s Chief Financial Officer. As part of her role at DBS Group, Jeanette held non-executive director positions with ASEAN Finance Corporation, TMB Bank and the Bank of the Philippine Islands. Jeanette began her career in Singapore at Banque Paribas before moving to Citibank and then JPMorgan in Singapore, where she held senior pan-Asian roles. She has previously served as a non-executive director of Fullerton Fund Management Ltd and Neptune Orient Lines Limited. Key current external appointments: UBS Group AG, PSA International Pte Ltd, Council of CareShield Life (Chair), Singapore Airlines Limited, Singapore Securities Industry Council, GIC Pte Ltd (Board Risk Committee Member) Tenure: Appointed to the Board in May 2021 Independent: Yes. When considering her independence, the Board took into account that both Jeanette and Jeremy Anderson serve as non-executive directors of UBS Group AG. The Board has determined that this cross-directorship does not affect their independence, taking into account that neither holds an executive position at UBS, and neither is responsible for setting the remuneration of the other at UBS nor at Prudential. Based on their contributions to Board discussions to date, the Board is confident that both can be expected to continue to demonstrate objectivity and independence of judgement. Role: Non-executive Director Committee memberships: Audit Committee, Risk Committee Jeanette is also a member of the Responsibility & Sustainability Working Group. Age: 62 Resolution 14. To re-elect Yok Tak Amy Yip as a Director of the Company. Relevant skills and experience: Amy has extensive skills and experience in banking, insurance, asset management and government following a career spanning more than 40 years in China and South-east Asia. Amy was formerly a non-executive director of Deutsche Börse AG, Temenos Group AG, Fidelity Funds, Vita Green, Hong Kong and an Executive Director of Reserves Management at the Hong Kong Monetary Authority. From 2006 to 2010, Amy was Chief Executive Officer of DBS Bank (Hong Kong) Limited, where she was concurrently Head of its wealth management group and previously chair of DBS asset management. Amy began her career at the Morgan Guaranty Trust Company of New York, going on to hold progressively senior appointments at Rothschild Asset Management and Citibank Private Bank. Key current external appointments: AIG Insurance Hong Kong Limited, EFG Bank and EFG Bank International (chair, Asia Pacific Advisory Board) Tenure: Appointed to the Board in September 2019 Independent: Yes Role: Non-executive Director Committee memberships: Audit Committee Age: 70

Notice of Annual General Meeting and explanatory notes / continued Reappointment of auditor Resolution 15. To reappoint KPMG LLP as the Company’s auditor until the conclusion of the next general meeting at which the Company’s accounts are laid. Explanatory notes Following the recommendation of the Company’s Audit Committee, shareholders will be asked to approve the reappointment of KPMG LLP as the Company’s auditor, to hold office until the conclusion of the Company’s 2023 Annual General Meeting. Following an audit tender in 2020, the Board resolved that Ernst & Young LLP be engaged as the Group’s audit firm for the financial year ending 31 December 2023 and onwards, subject to shareholder approval at the Company’s Annual General Meeting to be held in 2023. Remuneration of auditor Resolution 16. To authorise the Company’s Audit Committee on behalf of the Board to determine the amount of the auditor’s remuneration. Explanatory note Shareholders will be asked to grant authority to the Company’s Audit Committee to determine the remuneration of KPMG LLP. Political donations Resolution 17. That the Company, and all companies that are its subsidiaries at any time during the period for which this resolution is effective, be and are hereby generally and unconditionally authorised for the purposes of Sections 366 and 367 of the Companies Act 2006 (the ‘2006 Act’), in aggregate, to: (i) make political donations to political parties and/or independent election candidates not exceeding £50,000 in total; (ii) make political donations to political organisations other than political parties not exceeding £50,000 in total; and (iii) incur political expenditure not exceeding £50,000 in total, (as such terms are defined in Sections 363 to 365 of the 2006 Act) provided that the aggregate of such donations and expenditure shall not exceed £50,000 during the period beginning with the date of passing this resolution and expiring at the earlier of 30 June 2023 and the conclusion of the Annual General Meeting of the Company to be held in 2023, unless such authority has been previously renewed, revoked or varied by the Company at a general meeting. The Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to political organisations other than political parties and incur political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired. Explanatory notes The 2006 Act restricts companies from making donations to political parties, other political organisations or independent election candidates and from incurring political expenditure without shareholders’ consent. The Company intends to adhere to its policy of not making donations to political parties or to independent election candidates and will not do so without the specific endorsement of its shareholders. However, the broad definitions used in the 2006 Act make it possible for the normal business activities of the Company, which might not be thought of as political expenditure or donations to political organisations in the usual sense, to be caught. The Company does not believe there is a material risk of it inadvertently making such donations. In accordance with established best practice, it is the Company’s intention to seek renewal of this resolution on an annual basis. Renewal of authority to allot ordinary shares Resolution 18. That the Directors be and are hereby authorised, generally and unconditionally, pursuant to Section 551 of the 2006 Act, to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company for a period expiring at the earlier of 30 June 2023 and the conclusion of the Annual General Meeting of the Company to be held in 2023 (save that the Company may make offers and enter into agreements under this authority prior to its expiry which would, or might, require shares to be allotted or rights to subscribe for or to convert securities Prudential plc 10 Notice of Annual General Meeting 2022 prudentialplc.com into shares to be granted after such expiry, and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the said authority had not expired) and for a maximum aggregate nominal amount of: (A) £27,493,068 (such amount to be reduced by any allotments or grants made under paragraph (B) or (C) of this resolution 18 so that in total no more than £45,821,780 can be allotted under paragraphs (A) and (B) of this resolution 18, and no more than £91,551,918 can be allotted under paragraphs (A), (B) and (C)); (B) £45,821,780 (such amount to be reduced by any allotments or grants made under paragraph (A) or (C) of this resolution 18 so that in total no more than £45,821,780 can be allotted under paragraphs (A) and (B) of this resolution 18, and no more than £91,643,561 can be allotted under paragraphs (A), (B) and (C)) in connection with an offer or invitation: a. to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and b. to holders of other equity securities (as defined in section 560(1) of the 2006 Act) as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; (C) £91,643,561 (such amount to be reduced by any allotments or grants made under paragraph (A) or (B) of this resolution 18 so that in total no more than £91,643,561 can be allotted under paragraphs (A), (B) and (C) of this resolution 18) in connection with a rights issue: a. to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and b. to holders of other equity securities (as defined in Section 560(1) of the 2006 Act) as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and (D) the amount allotted pursuant to the terms of any share scheme of the Company or any of its subsidiary undertakings adopted prior to or on the date of this Meeting. Explanatory notes At last year’s Annual General Meeting, shareholders renewed a resolution giving the Directors authority to allot ordinary shares or grant rights to subscribe for or convert any security into shares in the Company (referred to collectively as Allotments). That authority will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority and to extend the authority to make Allotments in connection with rights issues as further described below. The Company has no present plans to undertake a rights issue or to issue new shares (or grant options over such new shares) other than in connection with its employee and agent share plans (such as, for example, the Prudential International Savings-Related Share Option Scheme for Non-Employees (‘ISSOSNE’) to be renewed at this meeting submitted to shareholders for approval under resolution 22). However, this authority will give the Directors the maximum flexibility permitted by the HKLR and corporate governance guidelines to issue shares where they believe it is for the benefit of shareholders to do so. This authority complies with UK institutional investment guidelines and will expire at the earlier of 30 June 2023 and the conclusion of the 2023 Annual General Meeting. This resolution needs to comply with the requirements of the HKLR as a result of the Company’s listing on the Hong Kong Stock Exchange (‘HKSE’). As a consequence, paragraphs (A), (B) and (C) of resolution 18 relate to different tranches of the Company’s issued ordinary share capital which, when taken together, cover an aggregate nominal amount equal to £91,643,561 representing approximately 1,832,871,237 ordinary shares. This amount is approximately 66.6 per cent of the total issued ordinary share capital of the Company as at 8 April 2022, the latest practicable date prior to publication of this Notice, which is also in line with guidance issued by the Investment Association. To protect shareholders’ interests and minimise any dilutive effects arising from the non-pre-emptive issue of shares, the total amount of Allotments which may be made under paragraphs (A), (B) and (C) of resolution 18, will cover an aggregate nominal amount equal to £91,643,561 representing approximately 1,832,871,237 ordinary shares (the ‘Allotment Limit’). The Allotment Limit is equal to approximately 66.6 per cent of the total issued ordinary share capital of the Company as at 8 April 2022, the latest practicable date prior to publication of this Notice. Prudential plc Notice of Annual General Meeting 2022 11

Notice of Annual General Meeting and explanatory notes / continued Paragraph (A) of resolution 18 authorises the Directors to make Allotments of an aggregate nominal amount equal to £27,493,068 (representing approximately 549,861,371 ordinary shares in the Company). This amount, which is the maximum proportion of share capital Directors may allot without pre-emption under the HKLR, represents approximately 20 per cent of the total issued ordinary share capital as at 8 April 2022. This authority will be reduced by the amount of any allotments or grants made under paragraphs (B) and (C) of resolution 18, to ensure that the total amount of Allotments which may be made under paragraph (A) and (B) does not exceed one-third of the total issued ordinary share capital of the Company and that the total amount of Allotments which may be made under paragraphs (A), (B) and (C) of resolution 18 does not exceed the Allotment Limit. Paragraph (B) of resolution 18 authorises the Directors to make Allotments of an aggregate nominal amount equal to £45,821,780 (representing approximately 916,436,618 ordinary shares in the Company) in connection with offers to ordinary shareholders or holders of other equity securities. This amount exceeds the 20 per cent authority in paragraph (A) of resolution 18 by approximately 13 percentage points, which is in line with guidance issued by the Investment Association. This authority will be reduced by the amount of any allotments or grants made under paragraph (A) and (C) of resolution 18 to ensure that the total amount of Allotments which may be made under paragraphs (A) and (B) of resolution 18 does not exceed one-third of the total issued ordinary share capital of the Company and that the total amount of Allotments which may be made under paragraphs (A), (B) and (C) of resolution 18 does not exceed the Allotment Limit. The restrictions detailed in paragraph (B) (i) and (ii) of resolution 18 are proposed in order to comply with the HKLR which do not permit the Directors to make Allotments on a non-pre-emptive basis in excess of the respective 20 per cent thresholds in paragraph (A) of resolution 18. Paragraph (C) of resolution 18 authorises the Directors to make Allotments of an aggregate nominal amount equal to £91,643,561 (representing approximately 1,832,871,237 ordinary shares in the Company) in connection with only a rights issue to ordinary shareholders or holders of other equity securities. This authority will be reduced by the amount of any allotments or grants made under paragraph (A) and (B) of resolution 18 to ensure that the total amount of Allotments which may be made under paragraphs (A), (B) and (C) of resolution 18 does not exceed the Allotment Limit. This amount exceeds the 20 per cent authority in paragraph (A) of resolution 18 by approximately 43 percentage points, which is in line with guidance issued by the Investment Association. Under Rule 7.19A(1) of the HKLR, if a proposed rights issue would increase either the number of issued shares or the market capitalisation of the Company by more than 50 per cent (on its own or when aggregated with any other rights issues or open offers announced within the previous 12 months or prior to such 12-month period where dealing in respect of the shares issued pursuant thereto commenced within such 12-month period), then the issue must be made conditional on approval by minority shareholders in a general meeting by a resolution on which the directors (excluding independent non-executive directors) and their associates must abstain from voting. However, the HKSE has granted a waiver to the Company on 4 May 2010 from strict compliance with the above requirements in order to place the Company on an equal footing with other UK listed companies. The waiver has been granted on the basis that: (A) the directors (excluding independent non-executive directors) and their associates would abstain from voting on the relevant resolution in their capacity as shareholders at the Meeting; and (B) if the Company were to do a further rights issue, the Company would not need to obtain further minority shareholder approval under Rule 7.19A(1) of the HKLR provided that: a. the market capitalisation of the Company will not increase by more than 50 per cent as a result of the proposed rights issue; and b. the votes of any new Directors appointed to the Board since the Meeting would not have made a difference to the outcome of the relevant resolution at the Meeting if they had been shareholders at the time and they had in fact abstained from voting. Paragraph (D) of resolution 18 seeks authority from shareholders under the HKLR for the Directors to make Allotments pursuant to the Company’s share schemes or those of its subsidiary undertakings. The Directors intend to use the authorities sought under paragraph (D) of resolution 18 following the exercise of options and awards under the Company’s share schemes adopted prior to or on the date of the Meeting. Extension of authority to allot ordinary shares to include repurchased shares Resolution 19. That the authority granted to the Directors to allot shares and to grant rights to subscribe for or to convert any security into shares up to a total nominal value of £27,493,068 pursuant to paragraph (A) of resolution 18 set out above be extended by the addition of such number of ordinary shares of five pence each representing the nominal amount of the Company’s share capital repurchased by the Company under the authority granted pursuant to resolution 23 set out below, to the extent that such extension would not result in the authority to allot shares or grant rights to subscribe for or convert securities into shares pursuant to resolution 18 exceeding £91,643,561. Explanatory notes As permitted by the HKLR, resolution 19 seeks to extend the Directors’ authority to allot shares and grant rights to subscribe for or convert any security into shares pursuant to paragraph (A) of resolution 18 to include any shares repurchased by the Company under the authority to be sought by resolution 23. Prudential plc 12 Notice of Annual General Meeting 2022 prudentialplc.com

Renewal of authority for disapplication of pre-emption rights Resolution 20. That if resolutions 18 and/or 19 are passed the Directors be and are hereby authorised to allot equity securities (as defined in Section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the Directors by resolutions 18 and/or 19 and/or to sell any ordinary shares held by the Company as treasury shares for cash as if Section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2023 and the conclusion of the Annual General Meeting of the Company to be held in 2023 (save that the Company may make offers and enter into agreements under this authority prior to its expiry which would, or might, require equity securities to be allotted (or treasury shares to be sold) after such expiry, and the Board may allot equity securities (or sell treasury shares) under any such offer or agreement as if the said authority had not expired), such authority to be limited: (A) to the allotment of equity securities and sale of treasury shares in connection with an offer of, or an invitation to apply for, equity securities in accordance with paragraphs (B) and (C) of resolution 18 above; and (B) otherwise than under paragraph (A) above, in the case of any allotment of equity securities and sale of treasury shares the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to this authority under the authority conferred on the Directors by paragraph (A) of resolution 18 and/or 19 and/or a sale of ordinary shares held by the Company as treasury shares for cash is £6,873,267. Explanatory notes At last year’s Annual General Meeting, shareholders passed a special resolution giving the Directors authority to allot equity securities for cash without first being required to offer such securities to existing shareholders in proportion to their existing holdings, by the limited disapplication of Section 561 of the 2006 Act. That power will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a special resolution to renew this authority. This authority only extends (apart from pre-emptive issues) to the issue of equity securities, including the sale of any ordinary shares held in treasury in accordance with the provisions of Chapter 6 of Part 18 of the 2006 Act. As at 8 April 2022 the Company held no treasury shares. The authority is sought for a maximum nominal value of £6,873,267 representing approximately 137,465,342 ordinary shares in the Company, which is approximately 5 per cent of the total issued ordinary share capital of the Company as at 8 April 2022. As regards rights issues and other pre-emptive issues, the Directors believe the mechanics and delay of the procedure under Section 561 are unduly restrictive and are therefore also seeking continuation of its disapplication in these circumstances. This renewed authority complies with UK institutional investment guidelines and will expire at the earlier of 30 June 2023 and the conclusion of the 2023 Annual General Meeting. The Directors confirm their current intention to adhere to the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities to allot equity securities for cash without offering them first to existing shareholders. These principles provide that usage in excess of 7.5 per cent of the Company’s ordinary share capital within a rolling three-year period should not take place, other than to existing shareholders, without prior consultation with shareholders. The Company confirms that its use of such authorities has not exceeded this 7.5 per cent limit over the last three years. Additional authority for disapplication of pre-emption rights for purposes of acquisitions or specified capital investments Resolution 21. That if resolutions 18 and 19 are passed the Directors be and are hereby authorised in addition to any authority granted under resolution 19 to allot equity securities (as defined in Section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the Directors by resolutions 18 and/or 19 and/or to sell any ordinary shares held by the Company as treasury shares for cash as if Section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2023 and the conclusion of the Annual General Meeting of the Company to be held in 2023 (save that the Company may make offers and enter into agreements under this authority prior to its expiry which would, or might, require equity securities to be allotted (or treasury shares to be sold) after such expiry, and the Board may allot equity securities (or sell treasury shares) under any such offer or agreement as if the said authority had not expired), such authority to be: (A) limited to the allotment of equity securities and sale of treasury shares up to a nominal amount of £6,873,267; and Prudential plc Notice of Annual General Meeting 2022 13

Notice of Annual General Meeting and explanatory notes / continued (B) used only for the purposes of financing (or refinancing, if the authority is to be used within six months after the original transaction) a transaction which the Board determines to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this Notice (the ‘Statement of Principles’). Explanatory notes In line with the best practice guidance issued by the Pre-Emption Group in its Statement of Principles, resolution 21 requests shareholder approval, by way of a separate special resolution, for the Directors to allot equity securities or sell treasury shares for cash in connection with acquisitions or capital investments without first being required to offer such securities to existing shareholders in proportion to their existing holdings, in addition to the general authority to disapply pre-emption rights sought under resolution 20. This authority only extends to the issue of equity securities, including the sale of any ordinary shares held in treasury in accordance with the provisions of Chapter 6 of Part 18 of the 2006 Act. As at 8 April 2022 the Company held no treasury shares. The authority is sought for a maximum nominal value of £6,873,267 representing approximately 137,465,342 ordinary shares in the Company, which is approximately 5 per cent of the issued ordinary share capital of the Company as at 8 April 2022, the latest practicable date prior to publication of this Notice. While the Directors have no present intention of exercising this specific authority to disapply pre-emption rights, the Directors consider that the authority sought at this year’s Meeting will benefit the Company and its shareholders generally since there may be occasions in the future when the Directors need the flexibility to finance acquisitions or capital investments by issuing shares for cash without a pre-emptive offer to existing shareholders. Renewal of the Prudential International Savings-Related Share Option Scheme for Non-Employees Resolution 22. That the renewed Prudential International Savings-Related Share Option Scheme for Non-Employees (the ‘Renewed ISSOSNE’), the principal terms of which are summarised in the Appendix to this Notice, and the rules of which are produced to the Meeting and initialled by the Chair for the purpose of identification, be and is hereby approved. Explanatory notes The ISSOSNE is used to incentivise and retain key individuals in the Company’s distribution channels, including (but not limited to) insurance agents in Hong Kong and Malaysia. The rules of the ISSOSNE provide that no options may be granted more than 10 years after the ISSOSNE was last approved by the Company in general meeting. Shareholders authorised the Board to establish the ISSOSNE in 2002 and in 2012 shareholders authorised its renewal for a further 10 years, expiring at the conclusion of the Meeting on 26 May 2022. Shareholder approval is sought to renew the ISSOSNE for a further 10 years. The rules of the Renewed ISSOSNE are not materially different to the existing ISSOSNE rules. A summary of the principal terms of the Renewed ISSOSNE is set out in the Appendix to this Notice. Newly issued shares would only be used under the Renewed ISSOSNE to the extent that they (i) fall within the limits recommended by the Investment Association and (ii) meet the conditions set out in the conditional waiver from strict compliance with Rule 17.03(3) of the HKLR granted by the HKSE on 14 March 2022 requiring the total number of options that may be issued under the Renewed ISSOSNE, when added to the number of shares or share options issued under any other share option, profit sharing or share scheme of the Company, to be limited to 10 per cent of the total number of shares in issue from time to time. A waiver from strict compliance with the following requirements of Chapter 17 of the HKLR in relation to the Renewed ISSOSNE was granted by the HKSE on 14 March 2022: (i) note (1) to Rule 17.03(3) of the HKLR which requires that the total number of securities which may be issued under all of the Company’s share schemes do not exceed 10 per cent of the Company’s ordinary shares at the time of the date of approval of the Renewed ISSOSNE and (ii) note (1) to Rule 17.03(9) of the HKLR which requires that the minimum exercise price of options not be lower than the higher of (a) the closing price of shares on the day of grant and (b) the average closing price of shares on the five days preceding the date of grant. The waiver is an extension of the conditional waiver from strict compliance with note (1) to Rule 17.03(3) and note (1) to Rule 17.03(9) of the HKLR granted by the HKSE on 4 May 2010 prior to the Company’s listing on the Main Board of the HKSE, as extended by the HKSE on 20 March 2012 in respect of the existing ISSOSNE. Pursuant to the waiver granted by the HKSE, the terms of the Renewed ISSOSNE must continue to be in compliance with the UK Listing Rules and other applicable UK laws, the total number of securities that may be issued under all of the Company’s share schemes is limited to 10 per cent of the total number of shares in issue from time to time and the exercise price will be the average market price of shares for three consecutive days determined by the Board and in any event, with a limit of no more than 20 per cent discount of the market price of the shares. Prudential plc 14 Notice of Annual General Meeting 2022 prudentialplc.com

Renewal of authority for purchase of own shares Resolution 23. That the Company be and is hereby generally and unconditionally authorised, in accordance with Section 701 of the 2006 Act, to make one or more market purchases (within the meaning of Section 693(4) of the 2006 Act) of its ordinary shares in the capital of the Company, provided that: (A) Such authority be limited: (i) to a maximum aggregate number of 274,930,685 ordinary shares; (ii) by the condition that the minimum price which may be paid for each ordinary share is five pence and the maximum price which may be paid for an ordinary share is the highest of: (a) an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased; and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out, in each case exclusive of expenses; (B) Such authority shall, unless renewed, varied or revoked prior to such time, expire at the earlier of 30 June 2023 and the conclusion of the Annual General Meeting of the Company to be held in 2023, save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired; and (C) All ordinary shares purchased pursuant to said authority shall be either: (i) cancelled immediately upon completion of the purchase; or (ii) held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the 2006 Act. Explanatory notes The Directors consider that there may be circumstances in which it would be desirable for the Company to purchase its own shares in the market. Although the Directors have no immediate plans to make such purchases, they would like to be able to act if circumstances arose in which they considered such purchases to be desirable. Purchases would only be made if their effect would be to increase earnings per share and they would be for the benefit of shareholders generally. No purchases of shares would be conducted on the HKSE. Accordingly, this resolution is proposed to authorise the Company to make market purchases of its ordinary shares up to a maximum nominal value of £13,746,534, representing 274,930,685 ordinary shares which is approximately 10 per cent of the Company’s issued share capital as at 8 April 2022, at prices not lower than five pence per ordinary share and not exceeding the highest of (i) 105 per cent of the average middle-market value of an ordinary share for the five business days preceding the date of purchase and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out. The Company may retain any shares it purchases as treasury shares with a view to possible reissue at a future date or may cancel the shares. If the Company were to purchase any of its own ordinary shares it would consider holding them as treasury shares pursuant to the authority conferred by this resolution. This would enable the Company to reissue such shares quickly and cost-effectively and would provide the Company with additional flexibility in the management of its capital base. This authority will expire at the earlier of 30 June 2023 and the conclusion of the 2023 Annual General Meeting. Prudential plc Notice of Annual General Meeting 2022 15

Notice of Annual General Meeting and explanatory notes / continued A waiver from strict compliance with Rule 10.06(5) of the HKLR was granted by the HKSE on 4 May 2010 (and updated on 24 February 2016, 29 April 2021 and 21 March 2022). Under Rule 10.06(5) of the HKLR, the listing of all shares which are purchased by the Company shall automatically be cancelled upon purchase and the Company must apply for listing of any further issues in the normal way. As a consequence of this waiver, Rule 10.06(5) of the HKLR has been amended such that shares purchased by the Company to hold as treasury shares will remain listed and the listing will not be suspended or cancelled and any subsequent sale of such treasury shares or transfer of such treasury shares pursuant to an employees’ share scheme shall not, for the purposes of the HKLR, constitute a new issue of shares and shall not require a new listing application to be made. In accordance with the terms of this waiver, the Company confirms that it complies with the applicable law and regulation in the UK in relation to the holding of shares in treasury and with the conditions of the waiver in connection with the purchase of own shares and any treasury shares it may hold. The Company has options and awards outstanding over 9,002,450 ordinary shares, representing approximately 0.33 per cent of the Company’s ordinary issued share capital as at 8 April 2022 (the latest practicable date prior to the publication of this Notice). If the existing authority given at the 2021 Annual General Meeting and the authority sought by this resolution 23 were to be fully used these outstanding options and awards would represent approximately 0.33 per cent of the Company’s ordinary issued share capital at that date. Notice for general meetings Resolution 24. That a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice. Explanatory notes Under the 2006 Act, the notice period required for general meetings of the Company is 21 clear days unless shareholders approve a shorter notice period (which cannot however be less than 14 clear days). Annual General Meetings are still required to be held on at least 21 ‘clear days’ notice. Approval for a shorter notice period was sought and received from shareholders at the last Annual General Meeting and to preserve this ability, this resolution 24 seeks renewal of the approval for a notice period of 14 days to apply to general meetings. The shorter notice period will not be used as a matter of routine but only where flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole. If used, an electronic voting facility will be provided. Annual General Meetings will continue to be held on at least 21 clear days’ notice. The approval will be effective until the earlier of 30 June 2023 or the conclusion of the Company’s 2023 Annual General Meeting when it is intended that a similar resolution will be proposed. By order of the Board of Directors Tom Clarkson Company Secretary 22 April 2022 Prudential plc 16 Notice of Annual General Meeting 2022 prudentialplc.com

Additional information

Board of Directors

As at the date of this document, the Board of Directors of the Company comprises:

Chair
Shriti Vinodkant Vadera

Executive Directors
Mark Thomas FitzPatrick CA (Interim Group Chief Executive), and Stuart James Turner FCA FCSI FRM.

Independent Non-executive Directors
Jeremy David Bruce Anderson CBE, Chua Sock Koong, David John Alexander Law ACA, Ming Lu, Anthony John Liddell Nightingale CMG SBS JP, The Hon. Philip John Remnant CBE FCA, George David Sartorel, Alice Davey Schroeder, Thomas Ros Watjen, Jeanette Kai Yuan Wong and Yok Tak Amy Yip.

Anthony Nightingale and Alice Schroeder will not stand for re-election at this Meeting.

Save as disclosed above, none of the Directors standing for election or re-election has any relationship with any other Director, member of senior management or substantial or controlling shareholder of the Company. The biographical information in respect of each of these Directors complies with the disclosure requirements as set out in the HKLR. As such, there are no other matters that need to be brought to the attention of holders of securities of the Company and no other information to be disclosed pursuant to the requirements of Rule 13.51(2) (h) to (v) of the HKLR.

Directors' remuneration

As at the date of this Notice, Non-executive Directors (excluding the Chair) are paid a base fee of £99,000 per annum, with additional fees for membership or chairing of a Board Committee or Working Group as set out in the table below. Shriti Vadera is the Chair of the Company. She receives an annual fee of £765,000, which includes her Committee duties. Philip Remnant is the Senior Independent Director of the Company and he receives an annual fee of £50,000, in addition to his Board and Committee fees.

Role	Annual fee £
Audit Committee	30,000 (Member)/ 75,000 (Chair)
Risk Committee	30,000 (Member)/ 75,000 (Chair)
Remuneration Committee	30,000 (Member)/ 65,000 (Chair)
Nomination & Governance Committee	15,000 (Member)/ Nil (Chair)
Responsibility & Sustainability Working Group	22,000 (Member)/ 45,000 (Chair)

Salary levels for Executive Directors are reviewed annually by the Remuneration Committee taking account of the pay budgets for the wider workforce and external market reference points to provide context. The current basic salaries of Mark FitzPatrick and James Turner are £1,184,000 and HKD8,460,000 respectively. In addition, the Executive Directors are eligible to receive a discretionary annual bonus and long-term incentive awards as described more fully in the Directors' Remuneration Report in the 2021 Annual Report.

Interests in the share capital of the Company

As at 8 April 2022 being the latest practicable date prior to the publication of this document, the Directors standing for election and re-election held the following beneficial interests in the ordinary share capital of the Company. These interests include shares acquired under the Share Incentive Plan, deferred annual incentive awards and interests in shares awarded on appointment. For further information please refer to the Directors' Remuneration Report in the 2021 Annual Report.

Directors' interests in shares, options and awards[1]

	Total beneficial interest (number of shares)	Interests in ordinary shares under option	Option exercise price	Option exercise periods
Chair				
Shriti Vadera	67,500	n/a	n/a	
Executive Directors				
Mark FitzPatrick	304,404	2,061	14.33	1 Dec 22–31 May 23
James Turner	267,884	n/a	n/a	
Non-executive Directors				
Jeremy Anderson	9,157	n/a	n/a	
Chua Sock Koong	7,500	n/a	n/a	
David Law	11,054	n/a	n/a	
Ming Lu	7,000	n/a	n/a	
Philip Remnant	7,916	n/a	n/a	
George Sartorel	0	n/a	n/a	
Tom Watjen[2]	10,340	n/a	n/a	
Jeanette Wong	9,600	n/a	n/a	
Amy Yip	9,791	n/a	n/a	

Notes
1 The Directors' beneficial interests in shares are shown as at 8 April 2022, being the latest practicable date prior to the publication of this Notice.
2 Tom Watjen's beneficial interests are in ADRs (1 ADR = 2 ordinary shares). The figures in the table are represented in terms of ordinary shares.

None of the Directors standing for election or re-election has an interest in the Company's loan stock, nor the shares or loan stock of any subsidiary or associated undertaking of the Group.

Major shareholders

The table below shows the holdings of major shareholders in the Company's issued ordinary share capital, as at 31 December 2021, as notified and disclosed to the Company in accordance with the UK Disclosure Guidance and Transparency Rules.

As at 31 December 2021	% of total voting rights
BlackRock, Inc	5.08
Third Point LLC	5.04

No further notifications have been received from year end to 8 April 2022, being the latest practicable date prior to the publication of this document.

Prudential plc
Notice of Annual General Meeting 2022
17

Notes to Notice of Meeting Appointing a proxy 1 Members are entitled to appoint a proxy to exercise all or any of their rights to attend, speak and vote on their behalf at the Meeting. A shareholder may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. Where more than one proxy is appointed, members must specify the number of shares each proxy is entitled to exercise. A proxy need not be a shareholder of the Company. 2 Members’ attention is drawn to the Form of Proxy accompanying this Notice. A proxy may be appointed by any of the following methods: (i) Completing and returning the enclosed Form of Proxy; (ii) For members on the UK register, electronic proxy appointment by logging in to the website of EQ, the Company’s registrar, at www.sharevote.co.uk. Shareholders will need their Voting ID, Task ID and Shareholder Reference Number, which are printed on the accompanying Form of Proxy. Full details of the procedures are given on the website. If you have already registered with EQ’s online portfolio service Shareview, you may submit your proxy vote by logging in to your portfolio at www.shareview.co.uk using your user ID and password. Once logged in simply click ‘View’ on the ‘My Investments’ page, click on the link to vote then follow the on-screen instructions; (iii)If you are an institutional investor, you may be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Registrar. For further information regarding Proxymity, please go to www.proxymity.io. Your proxy must be lodged by 10:00am London time (5.00pm Hong Kong/Singapore time) on 24 May 2022 in order to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy; or (iv)If you are a member of CREST, by using the CREST electronic appointment service. IMPORTANT: Whichever method you choose, your instructions or Form of Proxy must be received by the registrar no later than 10.00am London time (5.00pm Hong Kong/ Singapore time) on 24 May 2022. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on 16 May 2022 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong Investor Services Limited (‘Computershare Hong Kong’), the Hong Kong branch share registrar, by the deadline above. 3 If you are a registered shareholder and do not have a Form of Proxy and believe that you should have one, or if you require additional forms, or would like to request a hard copy of the 2021 Annual Report, please contact EQ on 0371 384 2035 or Computershare Hong Kong on + 852 2862 8555. Please contact +44 121 415 7026 for the EQ overseas helpline if you are calling from outside the UK. Lines at EQ are open from 8.30am to 5.30pm London time Monday to Friday. 4 To be valid, a Form of Proxy, or other instrument appointing a proxy, must be received by post or by hand (during normal business hours only) at EQ, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA no later than 10.00am London time on 24 May 2022 or at Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 5.00pm Hong Kong/ Singapore time on 24 May 2022. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on 16 May 2022 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong, the Hong Kong branch registrar, by the deadline above. 5 The return of a completed Form of Proxy, other such instrument or any CREST Proxy Instruction (as described in paragraph 11 below) will not prevent a shareholder attending the Meeting and voting in person, via the Lumi website, if he/she wishes to do so. 6 Any person to whom this Notice is sent who is a person nominated under Section 146 of the 2006 Act to enjoy information rights (a nominated person) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Meeting. If a nominated person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. 7 The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1 to 4 above does not apply to nominated persons. The rights described in these paragraphs can only be exercised by registered shareholders of the Company. 8 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. Prudential plc 18 Notice of Annual General Meeting 2022 prudentialplc.com

9 In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA19) by 10.00am London time on 24 May 2022. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. 10 CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. 11 The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001. 12 In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior). Appointing corporate representatives 13 Any corporation which is a member may appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares. Entitlement to attend, vote and ask questions at the Meeting 14 To be entitled to attend and vote at the Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered on the Company’s main UK share register or Hong Kong branch register as at 6.30pm London time on 24 May 2022 (4.30pm Hong Kong time on 24 May 2022) (or, in the event of any adjournment, 6.30pm London time two days prior to the adjourned meeting). Any person holding an interest in shares through CDP must be registered on CDP’s register as at 5.00pm Singapore time on 16 May 2022 (or in the event of an adjournment 5.00pm Singapore time nine days prior to the adjourned meeting). The earlier CDP deadline is to allow sufficient time for a person holding an interest in shares through CDP to obtain authorisation to act as a proxy or representative of HKSCC Nominees Limited, in whose name the shares are registered, at the Meeting. Changes to the Company’s share registers after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the Meeting. 15 Any member or their proxy attending the Meeting has the right to ask questions. The Company must provide an answer to any such question relating to the business being dealt with at the Meeting save that no such answer need be given if: (i) to do so would interfere unduly with the preparation for the Meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii)it is undesirable in the interests of the Company or the good order of the Meeting that the question be answered. Prudential plc Notice of Annual General Meeting 2022 19

Notes to Notice of Meeting / continued 16 The Company will continue its practice of calling a poll on all resolutions at the Meeting. The provisional voting results, which will include all votes cast for and against each resolution at the Meeting, and all proxies lodged prior to the Meeting, which will include votes cast for and against each resolution, will be announced at the Meeting and published on the Company’s website as soon as practicable after the Meeting. The Company will also disclose the number of votes withheld at the Meeting and on its website. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution and ensures all votes cast either at the Meeting or through proxies are included in the result. Issued share capital 17 As at 8 April 2022 (being the latest practicable day prior to the publication of this Notice) the Company’s issued share capital consists of 2,749,306,856 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 8 April 2022 were 2,749,306,856. The Company does not hold any shares in treasury. Miscellaneous 18 Under Section 527 of the 2006 Act members meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the Meeting; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the 2006 Act. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the 2006 Act. Where the Company is required to place a statement on a website under Section 527 of the 2006 Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Meeting includes any statement that the Company has been required under Section 527 of the 2006 Act to publish on a website. 19 A copy of this Notice and other information required by Section 311A of the 2006 Act, may be found at www.prudentialplc.com/investors/shareholder-information/ agm/2022 20 For meetings held on or after 3 September 2020 where the company is a traded company, members have the right to request information to enable them to determine that their vote was validly recorded and counted. If you wish to receive this information please contact our Registrars, EQ, on 0371 384 2035 if calling from the UK or +44 121 415 7026 if calling from overseas. Lines are open from 8.30am to 5.30pm Monday to Friday, excluding bank holidays in England and Wales. Alternatively you can write to EQ, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA. 21 You may not use any electronic address provided either in this Notice of Meeting or any related documents (including the Chair’s letter and Form of Proxy) to communicate with the Company for any purposes other than those expressly stated. Privacy 22 The Company may process personal data of attendees at the Meeting. This may include webcasts, photos, recording and audio and video links, as well as other forms of personal data. The Company shall process such personal data in accordance with its privacy policy, which can be found at www.prudentialplc.com/~/ media/Files/P/Prudential-V3/content-pdf/prudential-plc-privacy-policy-oct2019.pdf 23 A copy of the draft rules of the Renewed ISSOSNE will be available for inspection on the National Storage Mechanism (accessible at https://data.fca.org.uk/#/nsm/nationalstoragemechanism) and published on the websites of the HKSE (at www.hkexnews.hk) and the Company (at www.prudentialplc.com/en/investors/ shareholder-information/agm/2022) from the date of this Notice of Meeting and at the place of the Meeting from 15 minutes prior to its commencement until its conclusion. Prudential plc 20 Notice of Annual General Meeting 2022 prudentialplc.com

Joining the Prudential plc 2022 Annual General Meeting remotely Prudential plc will be enabling shareholders to attend and participate in the 2022 Annual General Meeting electronically, should they wish to do so. Accessing the Annual General Meeting website The Lumi website can be accessed online using the most recent version of Chrome, Firefox or Safari on a PC, laptop or internet-enabled device such as a tablet or smartphone. If you wish to access the Annual General Meeting using this method, please go to https://web.lumiagm.com/128-286-201 on the day. An active internet connection is always required in order to allow you to cast your vote when the poll opens, submit questions and listen to the audiocast. It is the user’s responsibility to ensure you remain connected for the duration of the Meeting. Logging in > On accessing the Lumi website, you will be asked to enter a Meeting ID which is 128-286-201. > You will then be prompted to enter your unique Shareholder Reference Number (SRN), which is printed on your Form of Proxy or online voting card. > You will also be asked to enter a PIN – this is the fi rst two and last two digits of your SRN. Access to the Meeting via the website will be available from 9:00am on 26 May 2022; however, please note that the voting facility will not be enabled until the Chair formally declares the poll open. Broadcast The Meeting will be broadcast live. Once logged in, and at the commencement of the Meeting, you will be able to listen to the proceedings of the meeting on your device, as well as view and vote on the resolutions to be put forward to the Meeting, once the poll is open (see ‘Voting’ for further details). Voting Once the Chair has formally opened the Meeting, she will explain the voting procedure. Voting will be enabled on all resolutions at the start of the formal Meeting on the Chair’s instruction. This means shareholders may, at any time while the poll is open, vote electronically on any or all the resolutions in the Notice of Meeting. Resolutions will not be put forward separately. Once the resolutions have been proposed, the list of resolutions will appear along with the voting options available. > Select the option that corresponds with how you wish to vote, ‘FOR’, ‘AGAINST’ or ‘WITHHELD’. > Once you have selected your choice, the option will change colour and a confi rmation message will appear to indicate your vote has been cast and received – there is no submit button. > If you make a mistake or wish to change your vote, simply select the correct choice. > If you wish to cancel your vote, select the ‘cancel’ button. > You will be able to do this at any time while the poll remains open and before the Chair announces its closure at the end of the Meeting. Questions Questions on the day can be submitted either as text via the Lumi messaging function or verbally via the Virtual Mic. Details of how to access the Virtual Mic will be provided on the day of the Meeting, once you are logged into the Lumi platform. To ask a questions via the Lumi Messaging function, select the messaging icon from within the navigation bar and type your question at the top of the screen. To submit your question, click on the arrow icon to the right of the text box. Duly appointed proxies and corporate representatives To obtain your SRN and PIN, please contact the Company’s registrar EQ by emailing: hybrid.help@equiniti.com. To avoid any delays accessing the meeting, contact should be made at least 24 hours prior to the meeting date and time. Mailboxes are monitored from 9:00am to 5:00pm Monday to Friday (excluding public holidays in England & Wales). Prudential plc Notice of Annual General Meeting 2022 21

Annual General Meeting website: https://web.lumiagm.com/128-286-201 Meeting ID: 128-286-201 To log in you must have your SRN and PIN – see ‘logging in’ section for details. 1. 2. Open the Lumi website and you will After entering the be prompted to enter the Meeting Meeting ID, you will be ID. If you attempt to login to prompted to enter your the website before 9.00am unique SRN and PIN on 26 May 2022, a pop-up (see ‘logging in’ section dialogue box will appear. for details). 3. When successfully authenticated, you will be taken to the Home screen. 4. 5. To view the meeting When the Chair declares presentation, expand the poll open, a list of all the ‘Broadcast Panel’, resolutions and voting located at the bottom choices will appear on of your device. If viewing your device. through a browser, it will Scroll through the list appear automatically. to view all resolutions. This can be minimised by pressing the same button. 6. 7. For each resolution, press the If you change your mind, simply choice corresponding with the press the correct choice to override way in which you wish to vote. your previous selection. When selected, a confi rmation To cancel your vote, press ‘Cancel’. message will appear. To return to the voting screen while the poll is open, select the voting icon. 8. If you would like to ask a question via the Lumi messaging function, select the messaging icon. Type your message within the chat box at the bottom of the messaging screen. Click the send button to submit. Questions can also be submitted verbally via the Virtual Mic. Details of how to access the Virtual Ask a question Mic will be provided on the day of the Meeting, once you are logged into the Lumi platform. Prudential plc 22 Notice of Annual General Meeting 2022 prudentialplc.com

Joining the Prudential plc 2022 Annual General Meeting in person



St James's Park
Birdcage Walk
Horse Guards Rd
Great George Street
Parliament Street
Westminster
Westminster Bridge
Old Queen Street
Storey's Gate
QEII Centre
Parliament Square
Broad Sanctuary
Houses of Parliament
River Thames
Petty France
Tothill Street
St James's Park
Westminster Abbey
Main entrance
Victoria Street
Great Smith Street
Abingdon Street

The Prudential plc 2022 Annual General Meeting will be held at:

Churchill Auditorium,
QEII Centre,
Broad Sanctuary, Westminster,
London SW1P 3EE

at 10.00am London time
(5.00pm Hong Kong/Singapore time)
on Thursday, 26 May 2022.

The Notice of Meeting and all other details for the Annual General Meeting are available on our website: https://www.prudentialplc.com/investors/shareholder-information/agm/2022

Special arrangements have been made to help shareholders who are in any way physically disabled or those who are hard of hearing.

The QEII Centre operates a security system. Cameras and recording devices are not permitted in the auditorium.

To reduce the risk of spreading Covid-19, the QEII Centre has implemented various health and safety precautions which we ask all those attending the Meeting to comply with. At the date of this Notice, the venue requires that all guests submit to a temperature check on arrival. The venue recommends that guests wash their hands frequently and wear face masks in public spaces.

These precautions are subject to change. We encourage all those attending the Meeting to monitor the precautions, which can be found at www.qeiicentre.london/#qeii

Travelling to the QEII Centre

By underground
The nearest tube stations are St James's Park and Westminster on the District and Circle lines. Westminster is also on the Jubilee line.

By bus
Bus routes 3, 24, 88, 148, 211 and 788 all stop nearby.

More detail on how to get to the QEII Centre can be found at https://qeiicentre.london/about/location/

Prudential plc
Notice of Annual General Meeting 2022
23

Appendix Principal provisions of the Prudential International Savings-Related Share Option Scheme for Non-Employees General The renewed Prudential International Savings-Related Share Option Scheme for Non-Employees 2022 (the ‘Renewed ISSOSNE’) is designed to incentivise and retain individuals, such as insurance agents, who are not employees of the Prudential Group (the ‘Group’) but who are closely connected with the Group. The Renewed ISSOSNE allows the Board to grant such individuals options to acquire ordinary shares in the Company (‘Shares’). The Renewed ISSOSNE is similar in structure to the UK Savings-Related Share Option Schemes for employees. The Renewed ISSOSNE can be operated in and outside the United Kingdom and may be varied from country to country to take account of local practice, tax and exchange control and securities law requirements. Term No option shall be granted under the Renewed ISSOSNE more than 10 years after the date the Renewed ISSOSNE is last approved by the Company in general meeting. Options can only be granted within the 42 days immediately following an announcement of the Company’s results or when the Board determines that exceptional circumstances exist which justify the grant of options. Eligibility Individuals will be eligible to be selected by the Board for participation in the Renewed ISSOSNE if they have been directly or indirectly engaged by, or connected with, a Group company under a contract for services or a similar arrangement normally for a minimum period of six months or such other period as the Board may specify. Savings contributions At the time of receiving options, participants must enter into a savings contract with a nominated savings institution under which participants agree to make monthly contributions in pounds sterling or, at the discretion of the Board, in a nominated currency. The maximum monthly contribution is £250 (or the equivalent amount in a nominated currency) or such higher amount as the Board may specify from time to time. The participant must select the date on which their savings will be repaid to them (the maturity date). The maturity date will normally be three or five years after commencement of the savings contract and may be no later than the ninth anniversary of the grant date of the option. The number of Shares over which a participant may be granted an option will be the number of Shares that can be acquired on the maturity date, at the exercise price, with the savings plus interest payable on that date. Participants do not pay for the grant of an option. Limits on issue of Shares and maximum entitlement of each participant under the Renewed ISSOSNE The maximum number of Shares which can be issued or issuable under the Renewed ISSOSNE, when added to the number of Shares issued or issuable under any other scheme which provides for the subscription of Shares by or on behalf of individuals employed or otherwise engaged by the Company or any subsidiary of the Company, cannot exceed 10 per cent of the issued share capital of the Company from time to time (currently 274,930,686 shares). The maximum share entitlement of each participant under the Renewed ISSOSNE for each option granted is limited to the total savings and interest accumulated under that participant’s savings contract, divided by the option exercise price. Also, the maximum number of Shares issued or issuable under the Renewed ISSOSNE under an option granted to a participant, when added to the number of Shares issued or issuable under any other option or award over Shares granted in the preceding 12 months to that participant cannot exceed 1 per cent of the issued share capital of the Company. Exercise price The exercise price of an option may not be less than 80 per cent of the middle-market quotation of a Share as derived from the London Stock Exchange Daily Official List (or, if the Board so determines, the daily quotations sheet of the HKSE) for three consecutive dealing days determined by the Board which fall within the period of 30 days immediately preceding the day on which the relevant option is granted. Exercise of options An option may normally only be exercised during the six-month period following the maturity date of the related savings contract. Exercise of the options does not depend on any performance conditions. If a participant’s contract for services ends or is terminated, the participant’s options will automatically lapse unless the Board in its absolute discretion determines otherwise, when the Board may decide the terms on which the options may be exercised before the maturity date. If a participant dies, his personal representatives may exercise his option for a period of 12 months from the date of the participant’s death, unless the Board permits a longer exercise window. Options may also be exercised in the event of a takeover, reconstruction or amalgamation or winding-up of the Company (or, in certain circumstances, may be exchanged for options over shares in an acquiring company). In the event of a reorganisation of the Group, options will be exchanged for options in the new holding company. Except as described above, there is no provision in the rules for the cancellation of options granted but not exercised. At the Board’s sole discretion, options may be settled with a payment in cash equal to the gain that the participant would have made on the exercise of the option. Prudential plc 24 Notice of Annual General Meeting 2022 prudentialplc.com

Variation of share capital In the event of a capitalisation issue, rights issue, sub-division or consolidation of shares or reduction of capital, the number of Shares under option and/or the exercise price may be adjusted by the Board subject to (a) the auditors or an independent financial adviser certifying that the adjustment is, in their opinion, fair and reasonable and (b) such adjustment complying with Chapter 17 of the HKLR. The adjustment must give a participant the same proportion of the Company’s share capital as that to which they were previously entitled. Rights of participants Options will not be transferable and, except where exercise is permitted following the death of the participant, may only be exercised by the persons to whom they were granted. Options do not carry any rights to vote or dividends. The shares acquired pursuant to the exercise of an Option have the same rights as other ordinary shares in the Company, including voting, dividend and transfer rights and upon liquidation of the Company. Required disclosure about value of options The HKLR encourage disclosure of the value of all options which may be granted under the Renewed ISSOSNE, using a Black-Scholes or similar option pricing model, as if they had been granted on the date of the Meeting. The Board considers that such a disclosure would not be meaningful and may be misleading to shareholders because most of the variables on which such a valuation would depend cannot be determined in any realistic way by reference to an assumed grant date. Those variables would include the exercise price, the level of savings by participants and assumptions about the Company. Amendments to the Renewed ISSOSNE The Board may amend the Renewed ISSOSNE provided that any amendments comply with the requirements of Chapter 17 of the HKLR, but amendments to the advantage of participants made to certain provisions such as eligibility and the determination of the exercise price, amendments of a material nature or which purport to change the authority of the Board in relation to any alteration to the terms of the Renewed ISSOSNE and any change to the terms of options granted may not be made without the prior approval of shareholders in general meeting (unless the amendment is minor and made in order to benefit the administration of the Renewed ISSOSNE or comply with, or take account of, the provisions of any proposed or existing legislation, or to take advantage of any changes to legislation or to obtain favourable tax, exchange control or regulatory treatment for the Group or any participant). The Board or the Company in general meeting can terminate the Renewed ISSOSNE early. If they do, no further options will be granted but any previously granted options will continue in effect. The purpose of the Renewed ISSOSNE Participants select a maturity date of three or five years after commencement of the savings contract and an option may normally only be exercised during the six-month period following the maturity date. The purpose of the Renewed ISSOSNE is to incentivise and retain individuals. Requiring an option to be held until the maturity date of the savings contract serves this purpose since options automatically lapse upon the termination of a participant’s contract for services. The Renewed ISSOSNE benefits not only the participants but also the Company, which benefits from wider share ownership and creating greater alignment among its insurance agents, shareholders and employees. Offering an exercise price which is up to a 20 per cent discount to the market price is a long-term incentive to encourage loyalty. Trustees of the Renewed ISSOSNE There are no trustees nor any trust of the Renewed ISSOSNE. The Renewed ISSOSNE may however be operated in conjunction with a trust. Prudential plc Notice of Annual General Meeting 2022 25

Shareholder information

Documents available for inspection

Copies of documents listed below are available for inspection during normal business hours at 1 Angel Court, London, EC2R 7AG, the registered office of the Company, Monday to Friday (public holidays excepted) and will be available at the place of the Meeting from 9.45am on Thursday 26 May 2022 until the conclusion of the Meeting.

The documents available for inspection are:

- the service contracts between the Prudential Group and the Executive Directors;
- the letters of appointment and terms and conditions of appointment between the Company and the Non-executive Directors (including the Chair); and
- the draft rules of the Renewed ISSOSNE.

If you would like to make arrangements to inspect any of the above documents please contact secretariat@prudentialplc.com

The above documents will also be displayed at the offices of Slaughter and May, 47th Floor, Jardine House, One Connaught Place, Central, Hong Kong.

Dividend mandates

Shareholders may have their dividends paid directly to their bank or building society account. If you wish to take advantage of this facility, please call EQ and request a cash dividend mandate form. Alternatively, shareholders may download the form from www.prudentialplc.com

If you are an overseas shareholder then you may be able to make use of the overseas payment service provided by EQ which enables your dividends to be paid in local currency direct to your bank account.

To obtain further information about this service please contact EQ on the number above or alternatively visit: www.shareview.co.uk/4/Info/Portfolio/Default/en/Home/Shareholders/Pages/Overseas-Payment-Service.aspx

Dividend currency

The Company announces its dividends in US dollars. Shareholders on the UK register may elect to receive their dividend payment in pound sterling or in US dollars. If no election is made, the shareholder will receive payment in pound sterling.

Shareholders on the Hong Kong register may elect to receive their dividend payment in Hong Kong dollars or US dollars. If no election is made, the shareholder will receive payment in Hong Kong dollars.

Those holding their shares on the UK or Hong Kong registers may elect to receive payment for this and future dividends in US dollars. If a shareholder has previously made an election to receive payment for future dividends in US dollars, they will continue to receive payment in US dollars until the election has been revoked.

Such election or instructions to revoke a previous election must be received by the relevant share registrar on or before 21 April 2022. Elections can be made by contacting the relevant registrar whose contact details, and further information, can be found on Prudential's website www.prudentialplc.com/investors/shareholder-information/dividend/dividend-currency-election

Cash dividend alternative

The Company operates a Dividend Reinvestment Plan ('DRIP') in the UK. Shareholders who have elected for the DRIP will automatically receive shares for all future dividends in respect of which a DRIP alternative is offered. The election may be cancelled at any time by the shareholder. Further details of the DRIP are available at www.shareview.co.uk/4/Info/Portfolio/default/en/home/shareholders/Pages/ReinvestDividends.aspx

2021 second interim dividend timetable

The timetable for the 2021 second interim dividend is as follows:

2021 second interim dividend	Shareholders registered on the UK register and Hong Kong branch register	Holders of US American Depositary Receipts	Shareholders with ordinary shares standing to the credit of their CDP securities accounts
Ex-dividend date	24 March 2022	–	24 March 2022
Record date	25 March 2022	25 March 2022	25 March 2022
Payment date	13 May 2022	13 May 2022	On or about 20 May 2022

26 Prudential plc
Notice of Annual General Meeting 2022 prudentialplc.com

Electronic communications UK shareholders are encouraged to elect to receive shareholder documents electronically by registering with Shareview at www.shareview.co.uk. Shareholders who have registered will be sent an email notification whenever shareholder documents are available on the Company’s website. When registering, shareholders will need their shareholder reference number which can be found on their share certificate or Form of Proxy. The option to receive shareholder documents electronically is not available to shareholders holding shares through CDP. How to manage shareholdings Information on how to manage shareholdings can be found at www.help.shareview.co.uk. The pages at this web address provide the following: > answers to commonly asked questions regarding shareholder registration; > links to downloadable forms, guidance notes, and Company history fact sheets; and > a choice of contact methods – via email, phone, or post. If the answer to a question is not included in the information provided, shareholders can send enquiries via secure email from these pages. A form will need to be completed, together with a shareholder reference number, name, address and email address, if desired. Corporate Sponsored Nominee account Prudential offers a Corporate Sponsored Nominee account (‘CSN’) that allows shareholders based in the UK and the EEA to hold their Prudential shares in an electronic format. Further information on the CSN can be found at www.shareview.co.uk To join the CSN simply contact EQ on 0371 384 2035 for a transfer form. Complete and return it with your share certificates to the address stated on the form. Further information, including the full terms and conditions, can be found online at www.shareview.co.uk/info/csn or alternatively you can speak to someone at EQ on 0371 384 2035. Share dealing services The Company’s UK Registrars EQ, offers a postal dealing facility for buying and selling Prudential plc ordinary shares; please see the EQ address below or telephone 0371 384 2248. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc shares. For telephone sales call 0345 603 7037 between 8.30am and 5.30pm London time, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing ShareGift Shareholders who only have a small number of shares the value of which makes them uneconomic to sell may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be downloaded from our website www.prudentialplc.com/investors/shareholder-information/forms or from EQ. Further information about ShareGift may be obtained on +44 (0)20 7930 3737 or from www.ShareGift.org UK shareholder enquiries For enquiries about shareholdings, including dividends and lost share certificates, please contact the Company registrars: By post EQ Aspect House Spencer Road Lancing West Sussex BN99 6DA By telephone Tel 0371 384 2035 Textel 0371 384 2255 (for hard of hearing) Lines are open from 8.30am to 5.30pm (London time), Monday to Friday. International shareholders Tel: +44 121 415 7026 Hong Kong shareholder enquiries Shareholders on the Hong Kong register should direct enquiries regarding their accounts to Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. Telephone: +852 2862 8555. American Depositary Receipts (‘ADRs’) The Company’s ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JPMorgan Chase, the authorised depositary bank, at JPMorgan Chase Bank, N.A, PO Box 64504, St. Paul, MN 55164-0504, USA. Telephone General +1 800 990 1135 or from outside the US +1 651 453 2128 or log on to www.adr.com Singapore shareholder enquiries Shareholders who have shares standing to the credit of their securities accounts with CDP in Singapore may refer queries to the CDP at 11 North Buona Vista Drive, #01-19/20 The Metropolis Tower 2, Singapore 138589. Telephone +65 6535 7511. Enquiries regarding shares held in Depository Agent Sub-accounts should be directed to your Depository Agent or broker. Prudential plc Notice of Annual General Meeting 2022 27

Prudential public limited company Incorporated and registered in England and Wales Registered office 1 Angel Court London EC2R 7AG Registered number 1397169 www.prudentialplc.com Principal place of business in Hong Kong 13th Floor One International Finance Centre 1 Harbour View Street Central Hong Kong Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated, as applicable, by the Hong Kong Insurance Authority and other regulatory authorities. The Group is subject to a group-wide supervisory framework which is regulated by the Hong Kong Insurance Authority. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 April 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary